UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period Ended January 31, 2012	Commission File Number: 000-14884

SAND TECHNOLOGY INC.
(Translation of registrant's name into English)

(Exact name of registrant as specified in its charter)

Canada
(Jurisdiction of incorporation of organisation)

4115 Sherbrooke Street West, Suite 500
Westmount, Quebec, Canada H3Z 1B1
(Address of principal executive offices)

Mr. Tony J. Giuliano
(514) 939-3477
tony.giuliano@sand.com
4115 Sherbrooke Street West, Suite 500
Westmount, Quebec, Canada H3Z 1B1
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

SUBMITTED HEREWITH

Exhibits

99.1	Interim Financial Statements January 31, 2012

99.2	Management Discussion and Analysis

99.3	Certification of Interim Filings - CEO

99.4	Certification of Interim Filings - CFO

99.5	Press Release dated March 30, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAND TECHNOLOGY INC.
(Registrant)

Date: March 30, 2012	By:	/s/ Thomas M. O`Donnell
Thomas M. O`Donnell
Chief Executive Officer